Federated Insurance Series

                            Federated Investors Funds
                               4000 Ericsson Drive
                       Warrendale, Pennsylvania 15086-7561

                                 April 16, 2010


U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Washington, DC  20549-4720

       RE:    FEDERATED INSURANCE SERIES ("Registrant")

                  Federated Fund for U.S. Government Securities II Federated High Income Bond Fund II
                           Primary Shares
                           Service Shares
                  Federated Capital Appreciation Fund II
                           Primary Shares
                           Service Shares
                  Federated Prime Money Fund II
                  Federated Quality Bond Fund II
                           Primary Shares
                           Service Shares
                  Federated Kaufmann Fund II
                           Primary Shares
                           Service Shares
                  Federated Capital Income Fund II
                  (collectively, "the Funds")
                  1933 Act File No. 33-69268
                  1940 Act File No. 811-8042


Dear Mr. Scott:

         The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 53 submitted via EDGAR on February 5, 2010.


                                 GLOBAL COMMENTS

Summary Section Fee Table Comments:

1. Footnote: In response to your first comment: While the Board of the Funds did not require the waiver (and Federated voluntarily agreed to impose the waivers), Federated cannot terminate or reduce the waivers without Board approval for at least one year. Accordingly, pursuant to instruction 3(e) to Item 3 of Form N1-A, the waivers constitute a fee waiver arrangement that will reduce Fund operating expenses for not less than one year from the effective date of the Funds' registration statements and the disclosure in the footnote is required under Form N-1A. The disclosure is consistent with the language used by Federated Investors, Inc. (Federated) with respect to its retail mutual fund products and was specifically discussed at length, reviewed by and resolved with Keith O'Connell, Federated's Commission examiner for the remainder of the Federated Fund Family. The final language for Federated's retail mutual funds was included in correspondence filings submitted to the Commission. (See correspondence filing for Federated Equity Funds dated November 30, 2009). Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

2. Expense Example: In response to your second comment, while not necessarily agreeing with your comment, Federated will re-format the table in expense example in accordance with the format shown in Item 3 of Form N-1A and present the expense information in a horizontal format.

3. Expense Example: In accordance with your comment, Federated will delete the phrase "before waiver, reimbursements and reduction as shown in the table" from the narrative.

4. In response to the comments regarding updated fee information for all of the Funds, Federated has updated all of the fee information to reflect current the current fiscal year end information.

Summary Section Bar Chart and Total Return Table Comments

1. In response to your comment regarding the availability of updated performance information, Federated confirms that the information is available on the website and by phone and has updated the section accordingly.

2. In response to your comment regarding the disclosure of negative returns; Rule 421(d)(iii) provides that information in a prospectus should be presented on a basis consistent with any financial statements included in the prospectus. The Financial Highlights included in the Funds' prospectuses present negative information using parenthesis. Accordingly, Federated believes it is appropriate, and consistent with Rule 421(d)(iii), to present negative returns in the bar charts and average annual total return tables using parenthesis. Additionally, this is consistent with the format used by Federated in connection with its retail mutual fund products, and Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

3. In response to your comment regarding year to date performance information, given that the Funds have 12/31 fiscal year ends, pursuant to Item 4(b)(2)(ii) of Form N-1A, Federated will delete the language under the bar charts relating to year to date performance.

4. In accordance with your comment regarding the statement that appears under the bar charts to the effect that fund shares are sold without a sales charge
(load), Federated will remove the statement.

5. In response to your comment regarding the footnotes following the average annual total return table, Federated believes that including a description of the broad-based index is consistent with, and actually furthers, the Commission's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the broad-based index and the additional index/average and to the differences between the broad-based index and any additional index/average. This is particularly the case when the fund includes additional comparisons. It is unlikely that an investor will be sufficiently familiar with the characteristics of any given index or average to understand its import and relevance, and investors might well be expected to disregard information they do not understand. If the fund were to omit a description of the broad-based index and yet include descriptions of only the additional indexes/averages, Federated fears that would lead investors to disregard the broad-based index comparison and focus on the other comparisons (which they would be in a better position to understand). The Registrant also believes that including descriptions of both the broad-based index and additional indexes/averages, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A. This approach also is consistent with the language used by Federated on its retail mutual fund products and has been addressed in correspondence filings submitted to the Commission after discussion with Keith O'Connell, Federated's Commission examiner for the remainder of the Federated Fund Family (See correspondence filing for Federated Income Securities Trust dated January 22, 2010). Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

6. In response to your comment regarding Item 7 tax inforamtion, the language has been tailored to investors in separate accounts of participating insurance companies.

8. In response to your comment regarding the portfolio turnover language, it has been revised.

7. In response to your comment regarding the footnotes following the lipper footnotes, Federated feels that this is consistent with the language used by Federated on its retail product side and believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

Statement of Additional Information Comments
In response to your comments regarding the enhancements pursuant to the Proxy Disclosure Enhancements Rule, including Item 17 (b)(1), (3) and (10) the Registrant notes that this will be satisfied in our 485(b) filing.


Federated High Income Bond Fund II

1. In response to your comment regarding risks of foreign investing and investing in emerging market countries, following will be added as the second sentence of the first paragraph under the heading "What are the Fund's Main Investment Strategies?" in the summary prospectus: "The Fund primarily invests in domestic high-yield bonds but may invest a portion of its portfolio in securities of issuers based outside of the United States (so-called "foreign securities") in both emerging and developed markets." The same change will be made to the fourth sentence of the first paragraph under the heading "What are the Fund's Investment Strategies" in the full statutory prospectus.

Federated Kaufmann Fund II

1. In response to your comment regarding medium and small companies, the Registrant will take this into consideration. This comment would affect other products on the retail product side of Federated and therefore, Federated will need to consider this on a global basis. We note that this strategy has been disclosed in this manner since the Fund's inception and has not received this comment in the past. .

2. In response to your comment regarding emerging markets risk, the following will be added to the first sentence of the second paragraph under the heading "What are the Fund's Main Investment Strategies?" in the summary prospectus will be revised to read as follows: "Up to 30% of the Fund's net assets may be invested in foreign securities, which may include securities issued by companies located in emerging markets." The same change will be made to the second sentence of the second paragraph under the heading "What are the Fund's Investment Strategies" in the full statutory prospectus.

3. In response to your comment regarding securities lending, the following will be added as the fourth paragraph under the heading "What are the Fund's Main Investment Strategies?" in the summary prospectus: "The Fund may loan up to 30% of its total assets in the form of its portfolio securities to unaffiliated broker/dealers, banks or other recognized institutional borrowers to generate additional income." The risks associated with securities lending-- interest rate risks and credit risks-- are already disclosed in the summary prospectus.

4. In response to your second comment regarding securities lending, your comment is already addressed in the description for securities lending in Item 9 of the statutory prospectus, under the heading "Other Investments, Transactions, Techniques." Please see sentences 2-4 in the third paragraph of the securities lending description.

5. In response to your comment on market timing, the Registrant does not at this time have a basis for making the requested disclosure.

Federated Fund for U.S. Government Securities Fund II

1. In response to your comment regarding CMOs and CMBS, the following will be added to the first sentence of the under the heading "What are the Fund's Main Investment Strategies?" in the summary prospectus and it will be revised to read as follows: " The Fund's overall strategy is therefore to invest in a portfolio consisting primarily of U.S. Treasury securities, U.S. government agency securities, investment grade non-governmental mortgage-backed securities (including collateralized mortgage obligations and commercial mortgage-backed securities) and related derivative contracts." The same change will be made to the third sentence of the first paragraph under the heading "What are the Fund's Investment Strategies" in the full statutory prospectus.



Federated Quality Bond Fund II

1. In response to your comment regarding Risks Associated with Complex Collateralized Mortgage Obligation, the Registrant has revised the language to correct a typographical error that incorrectly referred to non-investment grade securities. The revised risk disclosure reads as follows: CMOs with complex or highly variable prepayment terms, such as companion classes, IOs, POs, Inverse Floaters and residuals, generally entail greater interest rate, prepayment and liquidity risks than other mortgage-backed securities. For example, their prices are more volatile and their trading market may be more limited.

Federated Prime Money Fund II

1. In response to your comment regarding the fund seeking to preserve a stable net asset value, the language is located under the heading "What are the Main Risks of Investing in the Fund". This approach also is consistent with the language used by Federated on its retail mutual fund products. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.


Federated Capital Appreciation Fund II

1. In response to your comment regarding particular derivative or hybrid instrument, the Registrant confirms that there is not a specific instrument and that the disclosure is sufficient. This approach also is consistent with the language used by Federated on its retail mutual fund products. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

2. In response to your comment regarding IPOs, the Registrant does at this time have a basis for making this change. The current disclosure is consistent with the language used by Federated on its retail mutual fund product. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

3. In response to your comments regarding portfolio turnover, the Registrant confirms that active and frequent trading are not a principal strategy.

4. In response to your comment regarding risk of growth and value investing, the Registrant feels that because this is a blended strategy, there is no additional disclosure required. The current disclosure is consistent with the language used by Federated on its retail mutual fund product. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

Federated Capital Income Fund II

1. In response to your comment regarding mid and large cap companies, the Registrant feels that the strategy disclosure is sufficient and also notes that this disclosure is consistent with the language used by Federated on its retail mutual fund products. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

2. In response to your comments regarding the risk section, the Registrant feels that the disclosure is sufficient and also notes that this disclosure is consistent with the language used by Federated on its retail mutual fund products. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure

3. In response to your comment regarding the blended index, the Registrant feels that in addition to the required and disclosed broad based market indexes, the blended index will further assist the investor in their comparison. This disclosure is consistent with the language used by Federated on its retail mutual fund products. Federated believes that consistent disclosure across all funds promotes with the Commission's objective of consistent disclosure.

In connection with the review of this filing by the staff, the Registrant acknowledges the staff's view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions, please do not hesitate to contact me at (412)
288-7574.

                                                  Very truly yours,


                                                  /s/ M. Allison Miller
                                                  M. Allison Miller
                                                  Senior Paralegal